EXHIBIT 8.1
CLAXSON INTERACTIVE GROUP INC.

List of Significant Subsidiaries

1.	Claxson Chile S.A., incorporated under the laws of the Republic of Chile.

2.	Claxson USA II Inc., incorporated under the laws of the State of Florida.

3.	El Sitio, Inc., incorporated under the laws of the British Virgin Islands.

4.	Playboy TV Latin America, LLC, incorporated under the laws of the State of California.

5.	Lifford International Co. Ltd, incorporated under the laws of the British Virgin Islands.